Interim Award of $12 Million Granted to Orckit in Commercial Arbitration

TEL AVIV, Israel, August 14 -- Orckit Communications Ltd. (NASDAQ: ORCT) today announced that an International Centre for Dispute Resolution (the international division of the American Arbitration Association) ("ICDR") arbitration panel consisting of three arbitrators in New York has issued an interim ruling granting an award to Orckit of $12 million in damages, plus applicable interest and costs, from Conexant Systems Inc. The award covers damages Orckit incurred in the period from 2001 through 2003 from a supplier of semiconductor chips that was acquired by Conexant Systems Inc. The semiconductor chips were used in Orckit's legacy DSL products.

Orckit intends to seek an additional award of costs, including attorneys' fees, expenses and interest, as allowed by the ICDR's interim award. The award is based on an interim decision of the arbitration panel and is subject to appeal. Conexant has indicated that it intends to challenge the arbitration award. At this stage, Orckit can not provide an estimate for the complete payment it will recover, or the outcomes of any efforts by Conexant to challenge the ICDR's award.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.